FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For May 22, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	Our unaudited consolidated financial statements as of March 31, 2003 and December 31, 2002 and for the three-month periods ended March 31, 2003 and 2002.

2.	Our Operating and Financial Review and Prospects for the three-month periods ended March 31, 2003 and 2002.

TELEFÓNICA DE ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002 AND FOR THE THREE-MONTH

PERIODS ENDED MARCH 31, 2003 AND 2002

TELEFONICA DE ARGENTINA S.A.

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2—see notes 2.3. and 2.5.)

	March 31, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Cash (Note 3.1.a)	34	46
Investments (Note 21.c and d)	490	353
Trade receivables (Note 3.1.b)	224	315
Other receivables (Note 3.1.c)	191	197
Inventories (Note 3.1.d)	17	15
Other assets (Note 3.1.e)	3	3

Total current assets	959	929

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	6	5
Other receivables (Note 3.1.c)	87	113
Investments (Note 21.c)	16	18
Fixed assets (Note 21.a)	8,162	8,476
Intangible assets (Note 21.b)	83	87

Total noncurrent assets	8,354	8,699

Total assets	9,313	9,628

LIABILITIES
CURRENT LIABILITIES
Trade payables (Note 3.1.f)	371	415
Bank and financial payables (Note 3.1.g)	2,863	3,294
Payroll and social security taxes payable (Note 3.1.h)	77	73
Taxes payable (Note 3.1.i)	113	95
Other payables (Note 3.1.j)	54	54
Reserves (Note 21.e)	2	3

Total current liabilities	3,480	3,934

NONCURRENT LIABILITIES
Trade payables (Note 3.1.f)	67	68
Bank and financial payables (Note 3.1.g)	2,560	2,963
Payroll and social security taxes payable (Note 3.1.h)	21	28
Other payables (Note 3.1.j)	76	65
Reserves (Note 21.e)	172	160

Total noncurrent liabilities	2,896	3,284

Total liabilities	6,376	7,218
SHAREHOLDERS’ EQUITY	2,937	2,410

Total liabilities and shareholders’ equity	9,313	9,628

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2—see notes 2.3. and 2.5.)

	March 31, 2003	March 31, 2002
NET REVENUES	611	1,145
COST OF SERVICES PROVIDED (Note 3.1.k)	(480)	(628)

Gross profit	131	517
ADMINISTRATIVE EXPENSES (Note 21.h)	(92)	(131)
SELLING EXPENSES (Note 21.h)	(43)	(190)

Operating (loss) / income	(4)	196
(LOSS) / INCOME ON EQUITY INVESTMENTS	(1)	3
FINANCIAL LOSS ON ASSETS (Note 21.h)	(58)	(180)
FINANCIAL INCOME / (LOSS) ON LIABILITIES (Note 21.h)	649	(3,670)
OTHER EXPENSES, NET (Note 3.1.l)	(22)	(30)

Income / (loss) from operations before income tax	564	(3,681)
INCOME TAX (Note 2.4.i)	—	51

Net income / (loss)	564	(3,630)

Earnings / (loss) per share(1)	0.32	(2.08)
Earnings / (loss) per ADS(1)	3.23	(20.79)

(1)	Diluted earnings per share are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.4.l).

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

AND THE YEAR ENDED DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION			EARNINGS / (LOSSES)
	CAPITAL STOCK		Subtotal	Legal reserve	Reserve for future dividends(2)	Unappropriated losses	TOTAL
ACCOUNT	Outstanding shares(1)	Comprehensive adjustment to capital stock
Balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(51)	5,872
Balance modification (note 2.3.3)	—	—	—	—	—	(51)	(51)

Modified balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(102)	5,821
Net loss for the three-month period ended March 31, 2002	—	—	—	—	—	(3,630)	(3,630)

Balance as of March 31, 2002	1,746	2,135	3,881	416	1,626	(3,732)	2,191
Net income for the nine-month period ended December 31, 2002	—	—	—	—	—	219	219

Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3,513)	2,410
Transition adjustment of changes in accounting principles(3)	—	—	—	—	—	(37)	(37)
Net income for the three-month period ended March 31, 2003	—	—	—	—	—	564	564

Balance as of March 31, 2003	1,746	2,135	3,881	416	1,626	(2,986)	2,937

(1)	Includes 2,355 treasury shares (see notes 1.2 and 4).
(2)	See note 4.
(3)	Adjustment of balance at the beginning of the year of unappropriated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments (see note 2.3.2).

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS(1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2—see notes 2.3. and 2.5.)

	March 31, 2003	March 31, 2002
Cash and cash equivalents at end of period	524	274
Cash and cash equivalents at beginning of year	399	147

Increase in cash and cash equivalents	125	127

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income / (loss) for the period	564	(3,630)
Adjustments to reconcile net income / (loss) for the period to net cash provided by operations:
Income tax	—	(51)
Exchange differences(3)	(751)	3,645
Inflation gain / (loss) on monetary accounts(2)	(1)	(12)
Fixed assets depreciation	321	349
Material consumption	9	10
Intangible assets amortization	4	4
Cost of services provided	1	12
Holding gains in derivative financial instruments	(7)	—
Increase in allowances and accruals(6)	25	131
(Loss)/income on equity investments	1	(3)
Accrued interest	107	141
Holding losses in inventories	1	5
Changes in assets and liabilities:
Trade receivables	73	142
Other receivables	19	(187)
Inventories	(4)	(3)
Trade payables	(25)	55
Payroll and social security taxes payable	(2)	—
Taxes payable	11	(70)
Other payables	(13)	(13)
Reserves	(1)	—
Collected interests	10	5

Cash flows from operating activities	342	530

Cash flows used in investing activities:
Fixed assets purchases(4)(5)	(16)	(105)

Cash flows used in investing activities	(16)	(105)

Cash flows used in financing activities:
Interest paid	(89)	(21)
Decrease in bank and financial payables	(112)	(277)

Cash flows used in financing activities	(201)	(298)

Increase in cash and cash equivalents	125	127

(1)	Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 34 and 490, respectively, as of March 31, 2003; and (ii) 46 and 353, respectively, as of December 31, 2002 (cash at beginning of the fiscal year).
(2)	In 2002, net of 27 corresponding to monetary loss originated in local currency cash and cash equivalents.
(3)	In 2003 and 2002, net of (43) and 58 corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency, respectively.
(4)	In 2002, net of 1,250 of capitalized exchange differences.
(5)	In 2002, net of 3 financed by bank and financial payables.
(6)	Net of deferred tax assets.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND

COMPARATIVE INFORMATION (See note 2.5)

(amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in

Argentine Pesos or some other currency) restated as described in note 2.2)

1.    Operations of the Company and Corporate Reorganization

1.1.    Operations of the Company

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”). The Southern region license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree N° 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree N° 264/98 established, subject to the results of the legal proceedings mentioned in note 9, a period of transition to competition in the telecommunications industry, during which all of the Company’s rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“SC”) issued Resolution N° 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree N° 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree N° 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The above mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree N° 764/00. The Court has not as yet ruled on this issue.

The Company’s short-term strategy has been to continuously adapt its business strategy to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

The Company’s current long-term business strategy is to maintain and enhance, its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

offerings in new geographic areas, improving and expanding services the Company currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Since the previous fiscal year, additional factors have had material effects on the Company’s operations, results and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on the Company’s ability to respond to the above mentioned effects (see notes 2.10, 11 and 14).

Furthermore, Telefónica has signed a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA’s option, and may be extended again through 2008, at its option. The management fee amounted to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008. The operator has advised the Company of its intention to renew the agreement, with fees to be negotiated within the above indicated range. On April 30, 2003, the Company and TESA entered into another agreement to supplement the Management Agreement in force between them. Pursuant to this supplementary agreement, the Company and TESA have agreed as follows: (i) as from May 1, 2003 through June 30, 2003, the parties will continue renegotiating the management fees to be paid by the Company to TESA, in the latter’s position as operator responsible for the comprehensive management of the Company’s activities, and (ii) that during the extension of the established renegotiation term, payment of the fee will be temporarily suspended, as the fee eventually agreed upon between the parties would be applied retroactively to May 1, 2003.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the SC.

1.2.    Corporate reorganization

TESA, the indirect controlling shareholder, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

As a consequence of the above mentioned reorganization, the Company spin off its assets and liabilities related to the data transmission business and no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly known as Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA”), whose businesses had previously been reorganized to merge certain assets and liabilities of those companies in Telefónica. According to the Board of Directors’ and Special Shareholders’ Meetings of the Company and of the above-mentioned subsidiaries, the Company’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore the Company’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines—Mobile and Data).

Furthermore, as approved by the Company’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of the Company for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in the Company. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in the Company and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.242 (restated as described in note 2.2) per share. Until these shares are sold, the Company may not exercise any of the rights inherent therein.

2.     SIGNIFICANT ACCOUNTING POLICIES

2.1.    Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution N° 4 and the modifications introduced by Technical Resolution N° 19 of the Argentine Federation of Professional Councils in Economic Sciences applicable to consolidated financial statements. The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (the “SEC”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of March 31, 2003, line by line, with the financial statements as of that date of Telinver, a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002 and for the three-month period ended March 31, 2002 (see note 2.5), the Company has used Telinver S.A.’s financial statements as of those dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.2). In addition, pursuant to new accounting standards, in the case of seasonal businesses, the balance sheet corresponding to the same date of the prior year should also be included as comparative information. In this respect, in the Company’s opinion, although Telinver S.A.’s transactions may be considered

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

to be seasonal as a result of the cyclical nature of the business, the corresponding impact on the financial data presented in the consolidated balance sheet as of December 31, 2002 is not significant.

In addition, the accounting rules mentioned above require companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“ECL”) are not significant, the Company has decided not to include financial statements consolidated with that company. In management’s opinion, the non-presentation of the Company’s financial statements consolidated with E-Commerce S.A.’s financial statements as of March 31, 2003 and December 31, 2002 and for the three month-periods ending March 31, 2003 and 2002 does not constitute a significant omission considering the Company’s financial statements taken as a whole.

Participation in the directly controlled subsidiary as of March 31, 2003 is as follows:

		Subscribed capital stock
Company	Main Business	Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,217	99.99999

2.2.    Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency described in Technical Resolution N°6. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.10, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 with the changes recently incorporated by RT No.19 issued by the FACPCE (Governance Board of the Argentine Federation of Professional Councils in Economic Sciences) adopted by Resolution CD No.262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree 1,269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and instructing the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

In accordance with the above, the financial statements of the Company as of March 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by INDEC (Argentine Institute of Statistics and Census)) in compliance with the regulations issued by the National Executive Power and the CNV. As of March 31, 2002, the CNV had not adhered to Resolution MD No. 3/2002 of the CPCECABA relating to restatement by inflation and, therefore, the Company did not file the financial statements originally issued as of March 31, 2002 in constant currency as of that date. Having the CNV subsequently adopted the mechanism to restate amounts in constant pesos, in the financial statements as of March 31, 2002 and for the three-month period then ended presented in these financial statements for comparison purposes, the Company has included the effects resulting from the application of such mechanism in the different captions of the balance sheet, statement of changes in shareholders’ equity, statement of operations and statement of cash flow, thereby computing a 1,879 million pesos increase in shareholders’ equity and a 504 million pesos decrease in net losses as of March 31, 2002 (expressed in February 2003 constant pesos as described in this note), after also computing the effect for the application of the new accounting principles mentioned in note 2.3.3). In addition, balances as of December 31, 2002, also disclosed for comparative purposes, were restated in currency as of February 28, 2003 (see note 2.5).

On the other hand, (notwithstanding the provisions of the CNV) the CPCECABA considers that the conditions for the application of the restatement of inflation set forth in Technical Resolution No. 6 are still in force as of March 31, 2003. Had this Resolution been applied, as a result of the variation in the wholesale price index for the month of March 2003, the effects on shareholders’ equity as of March 31, 2003 and on the Company’s income for the three-month period then ended, as well as on the restatement of comparative information, would have not been significant.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in note 2.4.e).

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and (0.6%) in March 2003.

2.3.    Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved Technical Resolutions Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution 434/03, with certain amendments, the above technical resolutions to become effective for the fiscal years beginning on January 1, 2003 and contemplated the possibility of applying them in advance.

On February 5, 2003, FACPCE approved Technical Resolution No. 21, which replaces Technical Resolutions No. 4 and 5, and sets forth the information about related parties that must be disclosed in the financial statements. On February 19, 2003, under Resolution MD 5/2003, the CPCECABA approved Technical Resolution No. 21 with certain amendments. Technical Resolution No. 21 will be in effect with respect to fiscal

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

years beginning on or after April 1, 2003, but may be also applied in advance. As of the date of issuance of these financial statements the approval by the CNV of the referenced technical resolution was pending.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA, as subsequently adopted by the CNV. See Notes 2.2. and 2.9.

The application of the new standards in accordance with Resolution No. 434 of CNV gave rise to changes in valuation criteria, which have been booked by the Company, its controlled company and related company, as detailed below:

1) Accounting measurement of certain receivables and payables at their discounted value

Technical Resolution No. 17 establishes the following mechanism as one of the general criterion: certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible to, dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the 2003 fiscal year is not material.

The effect of this standard on the amounts presented in comparative information (see Note 2.5) has not been significant.

2) Derivative financial instruments

Technical Resolution No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/losses” at the beginning of the fiscal year in which this standard applies for the first time. This rule standard has been implemented prospectively as to January 1, 2003, as required by the transition rule.

3) Deferred tax

As of December 31, 2002, the Company determined its income tax expenses, in the event there were taxable income, by applying the current 35% tax rate on the taxable income as of year-end and did not consider the effect of temporary differences between net and taxable income.

Technical Resolution No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See Note 2.4.i).

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

The cumulative effect on shareholders’ equity at the beginning of the three-month period ended March 31, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 51 million pesos.

2.4.    Valuation methods

The Company applied the valuation criteria established in the CNV regulations, which, in their application to the transactions and the balances included in these financial statements do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA. (See notes 2.2, 2.3. and 2.9)

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All management estimates have been made accordingly (see notes 2.4.e, 2.4.i, 2.10, 11, 14 and 15 for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as management become aware of them (see note 2.10).

Final results may significantly differ from those estimated by the Company’s Management. The Company’s financial statements may not include all adjustments that could result from the development of this matter.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods are as follows:

a) Cash, current investments, receivables and payables:

Amounts in Argentine Pesos are stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

Amounts in foreign currency are stated at the exchange rate applicable to its settlement in effect at the end of each period/year, if applicable, according to the intended use by the Company, including accrued financial income/expense, if applicable.

Investments in Government bonds in local currency: at their cost, increased using the effective interest rate method based on the internal rate of return at the time of acquisition and the time lapsed since then.

Investments in Government bonds with an adjustment clause in U.S. dollars: valued at the exchange rate indicated by the Central Bank.

Investments in mutual funds: measured at their net realization value.

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the period/year, if any, which does not significantly different from the accounting measurement obtained by calculating the discounted value of the cash flows that will be derived from assets and liabilities.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Pursuant to MD No. 32/02 and as long as Law No. 25.561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of March 31, 2003 and December 31, 2002 this rate stood at 1.46% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus the financial interests accrued as of those dates, if any, which does not differ significantly from discounted value by the rate of the transaction.

Trade receivables include services provided and settlements with foreign correspondents, both billed, and services and settlements accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received (see note 10.1). Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See note 10.1) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond” (see note 3.1.c) was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each period/year according to the intended uses for the Patriotic Bond by the Company, plus the financial income accrued until those dates, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. The Company intends to hold the Patriotic Bond until the related maturity date and apply them against future taxes (see note 15.1).

Tax credit certificates (see note 3.1.c) were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which is not significantly different from the measurement at the discounted value by the interest rate of the instrument. The Company intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see note 15.2).

Pre-retirement agreements charges and charges of employees eligible for retirement are recorded on the basis of the discounted value of such agreements (see note 3.1.h).

Universal Service contribution (see note 17): the Company calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

b) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation. This amount does not significantly differ from restated reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value. The Company determines the cost in accordance with the weighted average cost.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

c) Other assets:

Other assets include buildings no longer used in Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

d) Noncurrent investments (see note 21.c):

The 50% interest in ECL as of March 31, 2003 and December 31, 2002 was accounted for by the equity method based on the financial statements as of March 31, 2003 and December 31, 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of March 31, 2003 and December 31, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 19). As a result of the registration of Intelsat as a commercial entity, the requirement that the company may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

e) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the three-month period ended March 31, 2003 amounts to 1 million and capitalized interest and exchange difference

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002 totaled 37 million pesos (includes 29 million pesos of capitalized exchange difference), restated as described in note 2.2.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in note 2.2, which provides that the exchange rate differences on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of March 31, 2003 and December 31, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos as of those dates, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Likewise, by application of the methodology described above, in the three-month period ended March 31, 2002 the Company has capitalized 1,193 million pesos in fixed assets (restated as described in note 2.2). This amount corresponds to exchange losses resulting from liabilities in foreign currency in existence as of January 6, 2002, used in financing such assets.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, due to the regulatory uncertainty regarding the precise future evolution of rates which, as described in note 11.1, derive from the pending renegotiation with the Government, whether the recorded amount of fixed assets as of March 31, 2003 of 8,148 million pesos is fully recoverable depends on the outcome of such renegotiation.

f) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over a 15 year, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity (see note 13).

The license merged into the Company, in connection with the corporate reorganization mentioned in note 1.2. related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

g) Reserves:

During the normal course of business, the Company is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of March 31, 2003, the amount booked for such purpose is 174 million (see note 21.e).

h) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the Yen and the U.S. Dollar so that, the Company has ensured a fix exchange rate between the yen/euro and the U.S. Dollar for these obligations, paying for this matter a fixed percentage. The Company values the covered obligations at the period/year closing exchange rate and also recognizes separately the derivative instruments at their estimated fair value (see note 2.3.2.).

i) Income tax and tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of Technical Resolution No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD° 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

In considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (See note 11.1), the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million pesos will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 450 million pesos will be carried forward and applied to offset taxes in equal amounts over the next three years.

As of December 31, 2002 the Company kept on a consolidated basis a tax loss carryforward of approximately 3,715 million pesos (1,300 million pesos at a 35% tax rate) that could be applied to offset future income tax charge of the current year and the subsequent years until 2008. The Company has estimated taxable income of approximately 779 million pesos for the interim period ended March 31, 2003 that will result in tax payable if tax results continue to be a gain at the end of the fiscal year, and which, should that be the case, could be offset against cumulative tax loss carryforwards existing at the beginning of the year.

These carryforwards will mature as follows:

Amounts in million pesos
2005	14
2007	3,700
2008	1

3,715

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

The following table presents the components of the Company’s deferred tax balance:

	Mar-31-2003		Dec-31-2002
Deferred tax assets
Income tax on tax loss carryforwards	1,027	(1)	1,315
Exchange differences deductible in future fiscal years	202		217
Allowance for doubtful accounts	119		133
Interest deductible in future fiscal years	75		60
Accrual for contingencies and other non-deductible allowances	65		61
Other non-deductible accruals	52		33

	1,540	(2)	1,819	(2)
Allowance for deferred tax assets	(1,380	)(2)	(1,660	)(2)

Subtotal	160		159
Deferred tax liabilities
Fixed assets	(134)		(138)
Dismissal accrual for tax purposes	(14)		(14)
Other liabilities	(12)		(7)
Subtotal	(160	)(2)	(159	)(2)

Total	—		—

(1)	Net of 273 million pesos of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the three-month period ended March 31, 2003.
(2)	As of March 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 69, 2 and 67 million pesos, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84, 2 and 82 million pesos, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil as of the three-month period ended March 31, 2003 and a tax gain for the three-month period ended March 31, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	Mar-31-2003	Mar-31-2002
Net income before tax at statutory income tax rate	197	(1,288)
Permanent differences:
Income/loss from equity investments	1	(9)
Non deductible expenses / (non taxable earnings)	23	(1)
Inflation restatement effect	59	(149)
Reversal of allowance for deferred tax assets	(280)	—
Allowance for deferred tax assets	—	1,396

Income tax benefits(1)	—	(51)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the three-month period as of March 31, 2002.

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

year/period. This tax is supplementary to Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the three-month period ended March 31, 2003 in the amount of 12 million pesos that was included in the caption “Other non-current receivables” as the Company’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of the Company of 56 million pesos and 49 million pesos as of March 31, 2003 and December 31, 2002 is fully recoverable depends upon the final outcome of the tariff issue (See note 11.). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on the Company’s tax projections.

j) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated in constant pesos (see note 2.2) except for the “Capital stock—Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos is included in the “Comprehensive adjustment to capital stock” and “Comprehensive adjustment to irrevocable capital contribution for future subscriptions” accounts.

k) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably on stated life of the agreement.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of March 31, 2003, the total amount of advertisement sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 14 million pesos.

Operations statement accounts for the fiscal year ended March 31, 2003 have been restated in constant pesos at the end of the period (see note 2.2) as follows:

•	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets; and

•	financial income and expense, restated in constant pesos, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

l) Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of 1 peso and with a vote per share.

2.5.    Comparative Financial Statements

According to Technical Resolution No. 8, the Company’s financial statements as of March 31, 2003 and for the three-month period then ended, have been presented with the following comparative information:

a) Balance sheet: as of December 31, 2002.

b) Statement of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2002.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in note 2.2.

2.6.    Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 8.3 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of March 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$89 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of March 31, 2003 and December 31, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the three-month periods ended as of March 31, 2003 and 2002, respectively, amount to approximately 3.1% and 3.2% of net sales and balances as of March 31, 2003 and December 31, 2002, respectively, 68 million pesos and 67 million pesos.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Of the above-mentioned balances as of March 31, 2003 not yet collected as of the date of issuance of these financial statements, approximately 46 and 2 million of pesos for the Company and Telinver, respectively, were past due as of March 31, 2003. On the basis of the Company’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Company’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of March 31, 2003. The portion of net value booked related to these receivables that the Company estimated that will be collected within twelve months has been classified as noncurrent as of March 31, 2003 and December 31, 2002 (see note 3.1.b) and 3.2).

2.7.    Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

2.8.    Change in Corporate Domicile

On March 18, 2003, the Company’s Board of Directors changed the Company’s corporate domicile to Av. Ingeniero Huergo 723 PB, Buenos Aires, Argentina.

2.9.    New Argentine Accounting Rules

On February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions No. 4 and 5, indicating the information about related companies to be included in the financial statements. On February 19, 2003, Resolution MD 5/2003 of CPCECABA approved Technical Resolution No. 21 with certain amendments. Technical Resolution No. 21, in force for the fiscal years beginning after April 1, 2003, authorizes its advanced application. As of the date of issuance of these financial statements, the CNV has not yet approved this Technical Resolution.

2.10.    Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.40 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	as from February 8, 2002, pursuant to Decree No. 260/02, the official exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (“Coeficiente de Estabilización de Referencia”—CER-) (that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios”—CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (b), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(e)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies.

(f)	following recent actions by the Argentine Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Argentine Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of earnings and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans after May 6, 2003, the prior Central Bank authorization has been abolished. However, this requirement, before that date was required by the Central Bank until August 8, 2003. Such requirement, however, was not applicable in some cases specifically excepted.

Payments of interest on outstanding financial debt no longer require the approval of the Central Bank to be remitted abroad, as long as remittances for such purposes take place no later than 15 days before the maturity date declared;

(g)	suspension of dismissals without just cause as of June 30, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

(h)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(i)	declaration of a state of emergency affecting production and credits by Law 25,563 to last until December 10, 2003; and

(j)	decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s business relations, have been challenged in legal actions by third parties, to which the Company is not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company, has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to March 2003, there was an increase in the Argentine consumer price index of 44.5% and an increase in the Argentine wholesale price index of 118.5% according to the information provided by INDEC (Argentine Institute of Statistics and Census).

As of May 8, 2003, the selling exchange rate for U.S. dollars on this market was 2.76 pesos. The effect of the change in this exchange rate, relative to the exchange rate used in the valuation of foreign currency assets and liabilities (see note 21.g), on the consolidated net foreign currency liability position as of March 31, 2003, was a decrease in its peso equivalent of around 371 million pesos.

3.     Detail of the Main Balance Sheet and Statement of Operations Accounts

3.1     Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g) (balances restated as described in note 2.2):

a) Cash:

	Current
	Mar-31-03	Dec-31-02
Cash	1	1
Bank(1)	33	45

	34	46

(1)	In 2003 and 2002, includes 9 and 11 million from provincial bonds, respectively and 6 and 3 million from federal bonds, respectively, which circulate in lieu of currency.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

b) Trade receivables:

	Current		Noncurrent
	Mar-31-03	Dec-31-02	Mar-31-03 (3)	Dec-31-02
Past Due(1)	365	445	33	30
Current	196	250	—	—

Subtotal	561	695	33	30
Allowance for doubtful accounts(2)	(337)	(380)	(27)	(25)

Total	224	315	6	5

(1)	As a result of refinancing past-due trade receivables, approximately 19 of refinanced receivables are disclosed as current receivables as of March 31, 2003.
(2)	See note 21.e).
(3)	See note 2.6.

c) Other receivables:

	Current		Noncurrent
	Mar-31-03	Dec-31-02	Mar-31-03	Dec-31-02
Guarantee deposits	7	7	—	—
Prepayments to vendors	2	2	—	—
Related Companies(5)	47	45	—	—
Financial Prepayments	3	12	—	—
Prepaid rentals	—	2	—	—
Prepaid services	17	22	1	1
Tax credit certificates(1)	16	15	8	15
Legal deposits	2	3	—	—
Value Added Tax	—	2	—	—
Tax on minimum presumed income	—	—	59	52
Patriotic Bond(2)	69	61	17	41
Net Deferred tax asset(3)	—	—	1,380	1,660
Other	28	26	2	4

Sub-total	191	197	1,467	1,773
Allowance for other receivables(4)	—	—	(1,380)	(1,660)

Total	191	197	87	113

(1)	See note 15.2.
(2)	See note 15.1.
(3)	See note 2.4.i).
(4)	See note 21.e).
(5)	Related companies include balances with TCP, TYSSA, TDA, Cointel, T-Gestiona, Adquira and Atento.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

d) Inventories:

	Current
	Mar-31-03	Dec-31-02
Raw materials and supplies	1	—
Directories in edition process	6	3
Telephone equipment and other equipment	15	15
Prepayments to vendors	2	4

Subtotal (note 21.f)	24	22
Allowance for impairment in value and slow turnover (note 21.e)	(7)	(7)

Total	17	15

e) Other assets:

	Current
	Mar-31-03	Dec-31-02
Real property intended for sale	3	3

Total	3	3

f) Trade payables:

	Current		Noncurrent
	Mar-31-03	Dec-31-02	Mar-31-03	Dec-31-02
Vendors, contractors and correspondents	257	301	—	—
Management fee	81	74	—	—
Billing on account and behalf of cellular and audiotext companies	21	25	—	—
Services collected in advance—Emergia(1)	5	2	67	68
Other	7	13	—	—

Total	371	415	67	68

(1)	Deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

g) Bank and financial payables:

	Current		Noncurrent
	Mar-31-03	Dec-31-02	Mar-31-03	Dec-31-02
Negotiable obligations(1)	90	50	2,205	2,510
Imports financing	48	61	22	28
Long-term financing	7	7	68	76
Foreign bank loans	128	149	265	346
Local bank loans	1	1	—	3
Related Company—Telefónica Internacional S.A. (“TISA”)(2)	2,589	3,020	—	—
Credit balances with banks	—	6	—	—

Total	2,863	3,294	2,560	2,963

(1)	See note 13.
(2)	See note 14.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

h) Payroll and social security taxes payable:

	Current		Noncurrent
	Mar-31-03	Dec-31-02	Mar-31-03	Dec-31-02
Vacation and bonus accrual	44	44	—	—
Social security taxes payable	11	14	—	—
Pre-retirement agreements and others(1)	15	12	21	28
Other	7	3	—	—

Total	77	73	21	28

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 6 related to benefits granted to employees included in such agreements, which are to be allocated by them to pension security tax payments corresponding to the period between the date of the agreement and March 31, 2003 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i) Taxes payable:

	Current
	Mar-31-03	Dec-31-02
Turnover tax accrual (net of prepayment)	8	13
Health and safety taxes	18	17
Value Added Tax	12	—
Minimum presumed income tax	60	49
Other	15	16

Total	113	95

j) Other payables:

	Current		Noncurrent
	Mar-31-03	Dec-31-02	Mar-31-03	Dec-31-02
Financial Instruments(2)	7	5	51	32
International Telecommunication Union	21	21	—	—
Related companies payables(1)	—	1	—	—
Other	26	27	25	33

Total	54	54	76	65

(1)	Related companies include balances with Atento.
(2)	Foreign currency swaps (see note 2.6).

k) Cost of services provided:

	Mar-31-03	Mar-31-02
Telecommunications services (note 21.h)	477	612
Cost of services provided (note 21.f)	3	16

Total	480	628

l) Other expenses, net:

	Mar-31-03	Mar-31-02
Employee terminations	13	8
Contingencies	13	19
Miscellaneous, net	(4)	3

Total (note 21.h)	22	30

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

3.2    Aging of current investments, receivables and payables as of March 31, 2003.

	Assets				Liabilities
	Current Investments	Trade Receivables (a)		Other Receivables (c)	Trade Payables	Bank and Financial Payables	Payroll and Social Security Taxes Payables	Tax Payables	Other Payables
Past-Due:
Up to three months	—	132		—	68	—	—	—	—
From three to six months	—	7		—	9	—	—	—	1
From six to nine months	—	15		—	2	—	—	—	—
From nine to twelve months	—	35		—	3	—	—	—	—
From one to two years	—	110		5	5	—	—	—	1
From two to three years	—	40		—	7	—	—	—	—
Over three years	—	53
At sight	—	—		31	7	30	1	20	37
Current:
Up to three months	490	187		73	248	2,688	35	93	1
From three to six months	—	8		30	13	55	9	—	4
From six to nine months	—	4		22	8	51	11	—	—
From nine to twelve months	—	3		30	1	39	21	—	10
From one to two years	—	—		27	5	984	8	—	13
From two to three years	—	—		—	5	78	5	—	13
From three to four years	—	—		4	5	247	4	—	13
From four to five years	—	—		—	5	33	2	—	8
Over five years	—	—		56	47	1,218	2	—	28

Subtotal:	490	594		278	438	5,423	98	113	129
Allowance for doubtful accounts	—	(364)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	490	230		278	438	5,423	98	113	130

Interest
Percentage accruing interest at fixed rate	84%	1%		9%	—	47%	—	—	45%
Percentage accruing interest at variable rate	—	66(b	% )	31%	—	51%	—	—	—
Percentage with variable return	3%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		6%	—	9%	—	—	6%
Average interest rate in local currency	24%	81%		4%	—	3%	—	—	—

(a)	Receivables balances include 33 classified as noncurrent taking into account Company’s Management estimates regarding probable collection terms (see note 2.6).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

4.    Reserve for Future Dividends

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to dispose such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5.    Registrable Assets

On October 27, 1994, “ENTel in liquidation” issued Resolution N° 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of March 31, 2003 these assets have a book value of about 632 million pesos (restated as described in note 2.2) and approximately 552 million pesos (restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by Entel will be successfully completed. Accordingly, in Company Management’s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations and/or its financial position.

6.    Subsidiaries and Affiliates

6.1.    Telinver

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 36 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 38 million pesos as of March 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law 19,550. However, Decree 1,269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the Law 19,550 until December 10, 2003.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, the Company plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to its own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation and cash flows described in notes 11 and 14.

6.2.    E-Commerce Latina

As of March 31, 2003, the Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

7.    Capital Stock

The Capital stock of Telefónica is represented by :

Classes of Shares(1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259	(2)

Total	1,746,052,429

(1)	All shares have equal voting rights.
(2)	See Note 1.2.

Over the last fiscal years, the Company’s capital stock has changed as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001	Capital stock as of December 31, 2002	Capital stock as of March 31, 2003
Class A	1,091,847,170	1,091,847,170	1,091,847,170	1,091,847,170
Class B	654,205,259	654,205,259	654,205,259	654,205,259
Total	1,746,052,429	1,746,052,429	1,746,052,429	1,746,052,429

8.    Audit Committee

The Company’s Board, during its December 17, 2002 meeting, created an Audit Commission whose mandate is to promote and support the development of Good Corporate Governance actions. This transitional three-member commission was formed on December 17, 2002 and will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary Shareholders’ Meeting approved the inclusion of Section 13 bis in the Company’s by-laws. This Section shall come in force upon the creation, by the Board of Directors, of an Audit Committee, as provided for by Decree 677/01. The Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. The Audit Committee shall abide by the provisions set forth by the Public Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules. This Committee shall be formed by three or more Board members, all of them independent directors in conformity with the conditions established by the CNV. All three members shall have a specialization in accounting, financial or corporate matters. The Audit Committee shall be elected by the board by proposal of the Board’s President, and have the duties designated by applicable rules and regulations and specially those assigned by the Shareholders’ Meeting or the Board of Directors, which shall be contained in the Committee’s Internal Rules. The Audit Committee shall be empowered to establish its own Internal Rules, which shall be subsequently reported to the Board.

9.    List of Conditions and the Transfer Contract. Exclusivity and Maintenance of the License

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A., (“COINTEL”), is obliged to hold Class A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree N° 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, Telefónica has met all of the above-mentioned obligations.

Although the effectiveness of Decree N° 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

The SC issued Resolution N°1,686/99, which set October 10, 1999, as the date of ending of the transition period to competition in telecommunication industry. On June 9, 2000, the National Executive Power issued Decree No. 465/00 providing that as from November 9, 2000, the Argentine telecommunications market to be fully deregulated.

10.    Commitments

10.1    IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contract the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for the Company and Telinver was US$ 219 million and the above-mentioned fixed price for the transfer of assets, have

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in note 2.10. The charges for the service received during the periods ended March 31, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by the Company consists in paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million Pesos (plus CVS adjustment) and US$ 12.3 million, in twelve equal monthly installments.

10.2    Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 64 million pesos are pending.

11.    Rates

11.1    Rate Regulations

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the SC within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree N° 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution N° 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina Stet France Telecom S.A. (“Telecom”), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

1.	Price Cap for the year 2000/2001: The SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned US Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap for the year 2001/2002: The SC established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value by the US Consumer price index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

3.	Price Cap for the year 2002/2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the price cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1,839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561. Resolution No. 62/2003 dated January 31, 2003, extended for an additional term of sixty business days since the expiration set forth under Decree 1,839/2002.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

According the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contracts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03 establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, the Company has also applied for a transitional adjustment in tariffs, but no decision has been made yet. Therefore, the Company may not assure that the transitional adjustment in tariffs shall be granted, and should the Government grant the right to introduce such adjustments, the Company cannot assure that the Government’s decision will not be challenged in court.

In the opinion of the Company’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. Dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the renegotiation, future tariffs were to evolve at a pace significantly below the levels established in the Transfer

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Contract, the tariff regime would have a substantial adverse effect on the Company’s financial position and future operating results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

11.2    Tariff restructuring

The tariff restructuring granted by Decree N° 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness.

On December 1, 1999 the S.C. has issued Resolution N°4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution N° 18,968/99, the S.C.’s Resolution N° 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

12.    Lawsuits and Claims

The Company faces various labor, commercial, tax and regulatory lawsuits and claims considered to be normal in the course of business. The outcome of each situation may not be predicted with assurance. The Company has booked an accrual for contingencies to cover situations estimated as probable that might generate liabilities. The amount has been estimated based on the likelihood of occurrence according to the Company’s legal counsel. As of March 31, 2003, the amount booked for such purpose is 174 million (see note 21.e)).

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree N° 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree N° 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2003, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 104 million pesos. The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of March 31, 2003 the Company has paid approximately 6.3 million pesos in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b) Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telintar filed an application with the AFIP (Federal Public Revenue Agency)-DGI for the reimbursement of approximately 21.3 million pesos arising from the modification of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million pesos of Income and Asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million pesos of principal and 3.6 million pesos of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, the Company, as a successor in TLDA’s business, has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c) Other

Consumidores Libres initiated a legal action against the Company, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree N° 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s Management and its legal counsel it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

13.    Negotiable Obligations

As of March 31, 2003, there are three corporate bond issues outstanding:

Issuance Month/Year	Face value (in million)		Term in years	Maturity Month/Year	Rate per Annum %	Use of proceeds
11/94	US$	300	10	11/2004	11.875	(a	)
05/98	US$	400	10	05/2008	9.125	(a	)
06/02	US$	71	4	07/2006	9.875	(b	)

(a)	Financing of capital expenditures in Argentina.
(b)	Refinancing of liabilities.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bond holders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, it has met all obligations arising from the agreements signed in connection with these issuances.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

The Company has a global program in effect to issue negotiable obligations for a total of up to US$ 1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of negotiable obligations of May 1998 and June 2002 have been issued under that program.

The Company obtained an authorization to make public offering of negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

In August 1998 the Company bought and cancelled in advance US$ 31.5 million of the first series of bonds under the global program. Accordingly, the amount of principal outstanding as of March 31, 2003 for such series is US$ 368.5 million.

—Exchange Offer of negotiable obligations

On May 20, 2002 the Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, the Company offered to exchange:

•	a principal amount of US$ 850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus

•	US$ 100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus

•	US$ 50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, the Company issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, the Company proceeded to redeem the notes that were not exchanged by means of a payment of US$ 16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date was January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by the Company in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by the Company was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver the Company made a cash payment of US$1 million.

14.    Financing

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of March 31, 2003, consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of US$835 million (2,489 million pesos as of December 31, 2002).

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.10 as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of these financial statements (see note 2.10).

On the other hand, TESA (TISA’s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of March 31, 2003 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange for long-term debt (see note 13) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, that the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

—Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 333 million pesos as of March 31, 2003. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

—Other financing—Related Parties

As of March 31, 2003, the Company and its controlled company owed, approximately 2,589 million pesos (about US$ 869 million) to related parties, which mature through June 2003 and accrues interest at one-month LIBOR plus 8% per annum, payable monthly (see note 16.3). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until September 20, 2003, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of May 9, 2003, subject to a condition that no other debt be accelerated on similar grounds.

15.    Patriotic Bond and Tax Credit Certificates

15.1    Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, the Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, the Company has compensated such interest against taxes. As of March 31, 2003 this bond has been disclosed under “Other receivables” in view of the use to be made of it.

In addition, under Decree 1,657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1,615/01; 1,005/01 and 1,226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees.

Subsequently, under Decree 2,243/02, published in the Official Bulletin on November 7, 2002, Decree 1,657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the holders of tax credits corresponding to the securities under Decrees 424/01, 1,005/01 and 1,226/01 are conferred

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and ii) an 80 million pesos quota is established for the application of tax credits originated in the interest coupons related to the securities under the above mentioned decrees. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the above-mentioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Bidding regulations were issued by the Treasury Secretary in its Resolutions No. 7, 13 and No 21. In addition, AFIP issued Resolutions No. 1,446 and 1,490 setting supplemental regulations to conduct the biddings.

The Company has valued its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. Even though biddings to date have been favorable, the Company cannot predict the exact possible effects that may derive from the bidding procedure that the government has recently implemented, and has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see note 2.4).

15.2    Tax Credit Certificates

During August 2001 and under the legal framework of Decree 979/01, the Company signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and N° 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million pesos), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 40% as of March 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1433 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use tax credit certificates to settle tax liabilities.

In conformity with such regime, in February 2003, the Company settled tax liabilities by applying 25% of the total amount of tax credit certificates corresponding to the first installment due for a technical value of approximately 7 million pesos adjusted by CER.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

16.    Parent Company and Companies Related to the Parent Company

16.1.    COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of March 31, 2003. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in Cointel executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 16.3).

16.2.    Commitments Related to TCP

In July 1999, the Company provided to the Argentine Government for the benefit to TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with.

As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

16.3.    Outstanding Balances and Transactions with Parent Company and Related Companies (see Note 2.2.)

During the three-month period year ended March 31, 2003 and 2002, the following transactions were made with the controlling shareholder of the Company and companies related to the parent:

	Mar-03	Mar-02
Management Fee
TESA	31	48
Net revenues from goods and services
Telefónica Comunicaciones Personales S.A.	29	45
Telefónica Data Argentina S.A.	8	14
Atento Argentina S.A.	(2)	(5)
Telefónica Ingeniería de Seguridad S.A.	(1)	—
Telefónica Data USA	(1)	—
Emergia Argentina S.A.	1	3
C.P.T. Telefónica Perú	—	(2)

	34	55
Net financial charges
TISA	64	59
Telefónica Comunicaciones Personales S.A.	—	1

	64	60

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Balances of Telefónica and Telinver with the Operator and other COINTEL shareholders and related companies as of March 31, 2003 and December 31, 2002 are:

	Mar-2003	Dec-2002
ASSETS
Trade receivables and other receivables

Telefónica Data Argentina S.A.	29	27
Compañía Internacional de Telecomunicaciones S.A.	—	3
CTC Mundo S.A.	8	6
Telefónica Comunicaciones Personales S.A.	7	4
Emergia Argentina S.A.	6	5
T-Gestiona S.A.	4	5
Adquira S.A.	—	1
Tyssa S.A.	1	1
Katalyx Argentina S.A.	1	—
Atento S.A.	6	4
ATCO	1	1

Total Trade Receivables and Other Receivables	63	57
TOTAL ASSETS	63	57

LIABILITIES
Trade Payables
TESA (Management Fee)	81	74
Telefónica de España S.A. (Suc. Argentina)	2	2
Emergia Argentina S.A.	72	70
Telefónica Procesos y Tecnología de Información	13	27
Emergia Uruguay	9	11
Telefónica Servicios Audiovisuales	1	1
Telefónica Sistemas S.A.	1	—
TESA (other trade payables)	2	4
C.P.T. Telefónica Perú	4	4
Telefónica Empresas S.A. Brasil	2	—
Telefónica Investigación y Desarrollos S.A.	1	1

Total Trade Payables	188	194
Bank and Financial Liabilities
TISA(1)	2,589	3,020

Total Bank and Financial Liabilities	2,589	3,020
Other Payables
TESA (Programa TOP)	8	9
Atento S.A.	—	1

Total Other Payables	8	10
TOTAL LIABILITIES	2,785	3,224

(1)	See note 14.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

17.    Rules Governing the Provision of Basic Telephone and Other Services

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (CNT), and the SC have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appels by the Company.

Under Resolution 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 pesos for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed on it several other related obligations on the Company, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by the Company. In the opinion of the Company and its legal counsel, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases the Company from liability; b) the Company has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) the Company is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the S.C. have issued the following resolutions:

•	National Executive Power Decree N° 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.1).

•	Decree N° 764/00 repealed, among others, Resolutions No. 18,971/99 and 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the SC has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

•	The SC issued Resolution N° 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the SC declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and aggregate value services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree N° 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service. (See Note 11.1.)

18.    Executive Incentive Program and Stock Purchase and Stock Option Program

On August 9, 2000, the Company decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of the Company) to 17 of the Company´s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years during which the options may be exercised no more than three times. Currently, the eligible shares under the Program total 17,481 involving a total amount of 349,620 options that corresponds to a total of 11 executives of the Company. The total cost of the program for the Company is 2.4 million euro, based on the market value of the options on the grant date. This amount has been deferred, and is being recognized as expenses over the term of the program, in “Salaries and Social security taxes” in note 22.h).

Furthermore, TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company.

19.    Restricted Assets

Pledged shares of INTELSAT

Under the agreement signed recently between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In the opinion of the Company’s Management, the above mentioned restrictions will not have a significant effect on the Company’s operations.

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND COMPARATIVE INFORMATION (See note 2.5)—(Continued)

20.    Business Segment Information

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the C.N.C., and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica de Argentina S.A.’s operations (local and long distance services) and ii) the publication of telephone directories (Yellow Pages) and call center operations segment included in Telinver S.A.’s operations.

	Basic Telephony Services	Yellow Pages	Consolidation Adjustments(1)	Total
March 31, 2003
Net revenues to unaffiliated customers	610	1	—	611
Net intersegment revenues	1	—	(1)	—

Total Net Revenues	611	1	(1)	611
Net Income	557	7	—	564
Depreciation and Amortization	323	2	—	325
Investment on Fixed and Intangible Assets	16	—	—	16
Total Assets	9,227	89	(3)	9,313
Total Liabilities	6,252	127	(3)	6,376
Investments in equity method investees	4	—	—	4

(1)	Corresponding to elimination of interco balances and intersegment operations.

21.    Other Financial Statement Information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)    Fixed assets

b)    Intangible assets

c)    Investments in shares, securities issued in series and holdings in other companies

d)    Other investments

e)    Allowances and accruals

f)    Cost of services provided

g)    Assets and liabilities in foreign currency

h)    Expenses incurred

a) Fixed Assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases(2)	Net retirements and transfers	Amounts at the end of period
Land	117	—	—	117
Buildings	1,738	—	1	1,739
Switching equipment	4,142	—	5	4,147
Transmission equipment	3,686	—	5	3,691
Network installation	7,537	—	—	7,537
Telephones, switchboards and booths	626	3	(3)	626
Furniture, software and office equipment	1,000	—	11	1,011
Automobiles	32	—	(6)	26
Construction in process	229	9	(21)	217
Materials(1)	103	6	(10)	99
Prepayments to vendors	11	(2)	—	9

Total	19,221	16	(18)	19,219

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at the end of period	Net book value at the end of period
Land	—	—	—	—	—	117
Buildings	452	50	11	—	463	1,276
Switching equipment	2,989	10	84	—	3,073	1,074
Transmission equipment	2,169	10	79	—	2,248	1,443
Network installation	3,655	15	109	—	3,764	3,773
Telephones, switchboards and booths	587	5	10	(3)	594	32
Furniture, software and office equipment	861	1-3	28	—	889	122
Automobiles	32	5	—	(6)	26	—
Construction in process	—	—	—	—	—	217
Materials	—	—	—	—	—	99
Prepayments to vendors	—	—	—	—	—	9

Total	10,745		321	(9)	11,057	8,162

(1)	Net retirements and transfers include transfers from construction in process to materials for 1.
(2)	In 2003, capitalized interests in construction in process amounts to 1. See note 2.4.e).

a) Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (2)(3)	Net retirements and transfers (4)	Amounts at the end of year
Land	119	1	(3)	117
Buildings	1,733	1	4	1,738
Switching equipment	4,062	—	79	4,141
Transmission equipment	3,411	—	276	3,687
Network installation	7,319	—	218	7,537
Telephones, switchboards and booths	624	11	(9)	626
Furniture, software and office equipment	948	16	36	1,000
Automobiles	47	—	(15)	32
Construction in process	756	127	(654)	229
Materials(1)	115	22	(34)	103
Prepayments to vendors	9	2	—	11

Total	19,143	180	(102)	19,221

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements (4)	Accumulated at the end of year	Net book value at the end of year
Land	—	—	—	—	—	117
Buildings	405	50	48	(1)	452	1,286
Switching equipment	2,635	10	353	—	2,988	1,153
Transmission equipment	1,857	10	313	—	2,170	1,517
Network installation	3,214	15	441	—	3,655	3,882
Telephones, switchboards and booths	556	5	47	(16)	587	39
Furniture, software and office equipment	712	1 - 3	149	—	861	139
Automobiles	47	5	—	(15)	32	—
Construction in process	—	—	—	—	—	229
Materials	—	—	—	—	—	103
Prepayments to vendors	—	—	—	—	—	11

Total	9,426		1,351	(32)	10,745	8,476

(1)	Net retirements and transfers include transfers from construction in process to materials for 26.
(2)	In 2002, capitalized interests in construction in process amounts to 8. See note 2.4.e).
(3)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See note 2.4.e).
(4)	Includes 3 of real property intended for sale. See note 2.4.c) and 3.1. e)

b) Intangible Assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of period
Licenses to use the Logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	56	—	56
License (Frequencies)(1)	59	—	59

Total	192	—	192

	Amortization
Main account	At beginning of year	For the period	At end of period	Net book Value
Licenses to use the Logo and trademarks	12	1	13	37
Assignment of rights	12	1	13	9
No competition clause	3	—	3	2
Cost associated with the issuance of debt	29	2	31	25
License (Frequencies)(1)	49	—	49	10

Total	105	4	109	83

(1)	At end of period, original cost includes 46 corresponding to “Goodwill” which net book value amount to zero.

b) Intangible Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	Decreases	At end of year
Licenses to use the Logo and trademarks	42	8	—	50
Assignment of rights	22	—	—	22
No competition clause	5	—	—	5
Cost associated with the issuance of debt	39	17	—	56
License (Frequencies)(1)	70	—	(11)	59

Total	178	25	(11)	192

	Amortization
Main account	At beginning of year	For the year	Decreases	At end of year	Net book value
Licenses to use the Logo and trademarks	9	3	—	12	38
Assignment of rights	9	3	—	12	10
No competition clause	2	1	—	3	2
Cost associated with the issuance of debt	22	7	—	29	27
License (Frequencies)(1)	24	28	(3)	49	10

Total	66	42	(3)	105	87

(1)	At end of year, original cost includes 46 corresponding to “Goodwill” which net book value amount to zero.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos (except as otherwise indicated), restated as described in note 2.2)

	March 31, 2003						December 31, 2002
Name and features	Class of shares	Face value of shares		Number of shares or securities	Inflation adjusted cost(1)	Book value	Book Value
Current assets(2):
BCRA Bonds	—		$1.0	26,000,000	—	26	—
BCRA Bonds(4)	—	US$	1.0	14,500,000	—	43	—
US Treasury Bonds	—	US$	1,000	1,500	—	—	5

Total current						69	5

Noncurrent assets(3):
Other investments	—		—	—	—	12	13
Subsidiaries and affiliates E-Commerce Latina S.A.(5)	Common		$1.0	12,000	—	4	5

Total noncurrent						16	18

Total						85	23

(1)	Restated in accordance with applicable resolutions of the CNV.
(2)	See note 2.4.a).
(3)	See note 2.4.d).
(4)	Corresponding to Goverment bonds with an adjustment clause in U.S. Dollars.
(5)	Financial Statements for the nine-month period ended March 31, 2003 approved by E-Commerce Latina S.A.’s Board of Directors on April 22, 2003, with auditor’s report by Abelovich, Polano & Asociados dated April 22, 2003, without observations.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	March 31, 2003	December 31, 2002
Main account and features	Book value	Book value
Current investments:
Foreign currency deposits (Note 21.g)	321	347
Local currency deposits	85	1
Mutual funds	15	—

Total	421	348

e) Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	March 31, 2003
Account	Balance at beginning of year	Increases		Decreases (3)		Balance at end of period
Deducted from current assets:
For doubtful accounts	380	10	(1)	(53	)(5)	337
For impairment in value and slow turnover	7	—		—		7

	387	10		(53)		344
Deducted from noncurrent assets:
For doubtful accounts	25	2	(1)	—		27
For other receivables — Deferred tax assets(4)	1,660	—		(280)		1,380

	1,685	2		(280)		1,407

Total	2,072	12		(333)		1,751

Included in current liabilities:
Contingencies	3	—		(1)		2

	3	—		(1)		2
Included in noncurrent liabilities:
Contingencies	160	13		(1)		172

Total	163	13	(2)	(2)		174

e) Allowance and accruals (Contd.)

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	December 31, 2002
Account	Balance at beginning of year	Increases	Decreases (3)	Balance at end of year
Deducted from current assets:
For doubtful accounts	621	232	(473)	380
For impairment in value and slow turnover	15	—	(8)	7

	636	232	(481)	387
Deducted from noncurrent assets:
For doubtful accounts	93	—	(68)	25
For other receivables—Deferred tax assets(4)	21	1,639	—	1,660

	114	1,639	(68)	1,685

Total	750	1,871	(549)	2,072

Included in current liabilities:
Contingencies	6	3	(6)	3

	6	3	(6)	3
Included in noncurrent liabilities:
Contingencies	195	84	(119)	160

Total	201	87	(125)	163

(1)	Included in Selling and Operating expenses in the consolidated statement of operations.
(2)	Included in Other expenses net in the consolidated statement of operations.
(3)	Include the monetary gain effect on balances.
(4)	See note 2.4.i).
(5)	Includes decreases of the allowance for doubtful accounts.

f) Cost of services provided(1)

TELEFONICA DE ARGENTINA S.A.

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	March 31, 2003		March 31, 2002
Inventories at beginning of year(2)	22	(3)	51
Purchases	4		3
Operating expenses (Note 21.h)	2		4
Holding losses	(1)		(5)

Subtotal	27		53
Inventories at end of period	(24	)(3)	(37)

Total (Note 3.1.k)	3		16

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2003, net of 2 corresponding to the paper consumption provision of Telinver.
(3)	See note 3.1.d).

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	March 31, 2003					December 31, 2002
	Amount in units of foreign currency	Currency		Exchange rate	Book value in millions of pesos	Amount in units of foreign currency	Currency		Book value in millions of pesos
ASSETS

Current assets
Cash	40,694	US$		2.980000	—	40,169	US$		—
Banks	443,744	US$		2.980000	1	—		—	—
	—		—	—	—	2,412			¥—
Investments
Foreign currency deposits	107,869,730		US$	2.980000	321	102,512,378		US$	347
BCRA Bills	14,500,000		US$	2.962500	43	—		—	—
US Treasury Bills	—		—	—	—	1,500,000		US$	5
Trade receivables	17,420,209		US$	2.980000	52	18,575,441		US$	63
	10,598		GF	1.326884	—	2,043		GF	—
	2,051,089		SDR	4.061591	8	1,813,436		SDR	8
	115,110			£4.687200	1	—		—	—

Other receivables
Related Companies	7,669,083		US$	2.980000	23	6,050,463		US$	20
Financial prepayments	956,015		US$	2.980000	3	3,524,158		US$	12
Prepayment to vendors(1)	1,211,882		US$	2.980000	4	1,513,340		US$	5
	2,985,523		EURO	3.214500	10	2,985,522		EURO	11
Patriotic Bond(2)	24,000,000		US$	2.880000	69	18,000,000		US$	61
Other	14,208		US$	2.980000	—	2,099,851		US$	7

Total current assets					535				539

Noncurrent assets

Investments
Other investments	4,804,159		US$	(3)	12	4,804,159		US$	13
Other receivables
Patriotic Bond(2)	6,000,000		US$	2.880000	17	12,000,000		US$	41

Total noncurrent assets					29				54

Total assets					564				593

	March 31, 2003				December 31, 2002
	Amount in units of foreign currency	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency	Currency	Book value in millions of pesos

LIABILITIES

Current liabilities

Trade payables	38,804,313	US$	2.980000	116	42,231,915	US$	143
	—	—	—	—	143,555	GF	—
	3,978,044	SDR	4.061591	16	4,570,474	SDR	21
	—	—	—	—	29,200	FF	—
	4,083,002	EURO	3.214500	13	2,498,598	EURO	9
	11,630		£4.687200	—	136,271		£1
	10,869		¥0.024858	—	193,207		¥—
Bank and financial payables	948,967,040	US$	2.980000	2,829	957,310,903	US$	3,248
	2,177,940	EURO	3.214500	7	2,233,541	EURO	8
	1,062,041,371		¥0.024858	26	1,115,924,320		¥32
Other payables
Other	2,964,222	US$	2.980000	9	1,365,615	US$	5
	2,382,969	EURO	3.214500	8	2,578,573	EURO	9

Total current liabilities				3,024			3,476

Noncurrent liabilities

Bank and financial payables	775,394,212	US$	2.980000	2,311	784,283,076	US$	2,661
	21,265,469	EURO	3.214500	68	22,163,556	EURO	79
	7,260,246,000		¥0.024858	181	7,778,821,999		¥223
Other payables	16,989,344	US$	2.980000	51	9,494,495	US$	32

Total noncurrent liabilities				2,611			2,995

Total liabilities				5,635			6,471

(1)	Includes 9 and 10 in 2003 and 2002, respectively, corresponding to prepayment to vendors for purchases of fixed assets.
(2)	Corresponding to AFIP exchange rate effective at March 31, 2003.
(3)	Valued in dollars at the exchange rate at period end, up to the limit of the proportional equity value.

US$:	US dollars	EURO:	European Currency
¥:	Yens	GF:	Gold Franc
FF:	French Franc	SDR:	Special Drawing Rights
£:	Pounds

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(amounts stated in millons of Argentine Pesos, restated as described in note 2.2)

	March 31, 2003								March 31, 2002
	OPERATING EXPENSES		ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	EFECTS OF FUNDING ON		TOTAL	TOTAL
ACCOUNT	TELECOMMUNICATIONS SERVICES	TELEPHONE DIRECTORIES				ASSETS	LIABILITIES
Salaries and social security taxes	60	2	12	10	—	—	—	84	157
Other Payroll expenses	1	—	1	—	—	—	—	2	4
Fixed assets depreciation	293	—	25	3	—	—	—	321	349
Fees and payments for services	63	—	35	10	—	—	—	108	190
Directors’ and statutory auditors’ fees	—	—	1	—	—	—	—	1	—
Insurance	—	—	4	—	—	—	—	4	3
Material consumption and other expenditures	11	—	1	1	—	—	—	13	25
Management fee	27	—	4	—	—	—	—	31	48
Transportation	2	—	—	—	—	—	—	2	5
Taxes	7	—	1	2	—	—	—	10	16
Rentals	10	—	2	1	—	—	—	13	34
Commissions	2	—	—	4	—	—	—	6	10
Exchange differences	—	—	—	—	—	76	(784)	(708)	3,587
Interest and financial charges	—	—	—	—	—	(22)	141	119	207
Accrual for interest tax	—	—	—	—	—	—	—	—	6
Allowance for doubtful accounts	—	—	—	12	—	—	—	12	112
Holding gains in derivative financial instruments	—	—	—	—	—	—	(7)	(7)	—
Holding losses in inventories	—	—	—	—	—	1	—	1	(2)
Intangible assets amortization	1	—	1	—	—	—	2	4	4
Employee terminations	—	—	—	—	13	—	—	13	8
Tax on checking account credits and debits	—	—	5	—	—	—	3	8	17
Inflation loss (gain) on monetary accounts	—	—	—	—	—	3	(4)	(1)	15
Other	—	—	—	—	9	—	—	9	22

Total March 31, 2003	477	2	92	43	22	58	(649)	45

Total March 31, 2002	612	4	131	190	30	180	3,670		4,817

Operating and Financial Review and Prospects

For the Three-Month Periods Ended March 31, 2003 and 2002

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Introduction; Presentation of Financial Information

We are a licensed supplier of wireline public telecommunications, basic telephone and long-distance services in Argentina. Our most significant affiliate is our wholly owned subsidiary Telinver, which publishes telephone directories in Argentina.

Recent Developments

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina’s GDP has fallen every year since then, culminating in a decrease of 10.9% in 2002. In 2002, the peso was devalued by 237.0% (having reached 290% as of June 25, 2002) and Argentina experienced a rise in the wholesale price index of 118.2%. However, during the first quarter of 2003, the Argentine economy has began to stabilize. Inflation has also stabilized as the peso has strengthened versus the dollar. As of March 31, 2003 the exchange rate was Ps.2.98 per U.S. dollar compared to Ps.3.37 per U.S. dollar as of December 31, 2002. As a result of this short-term stabilization, our results of operations improved during the first quarter of 2003. Our operating results in the first quarter of 2003 continue to be negatively impacted by the freezing and pesification of our tariffs and the highly inflationary environment in Argentina that have led to operating losses. However, in the first quarter of 2003, our income was positively affected by the strengthening of the peso against the U.S. dollar and the stabilization of inflation. As 99.9% of our liabilities are in foreign currency, any strengthening of the peso decreases our liabilities in peso terms and gives us foreign exchange gains.

	Three-Month Period Ended March 31,
	2003	2002
Wholesale price index (% change)	0.7%	31.8%
Consumer price index (% change)	2.49%	9.68%

	Three-Month Period Ended March 31,
	2003	2002(1)
Appreciation/Devaluation (% change)	12%	(185%)

(1)	From December 24, 2001 through January 10, 2002, Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: INDEC, Banco Nación.

Our independent auditors noted in their audit report on our financial statements for the fiscal year ended December 31, 2002, that there is substantial doubt as to our ability to continue as a going concern due to the following factors:

•	uncertainty regarding our ability to repay or refinance our short-term debt;

•	uncertainty regarding the potential adverse effect of the outcome of our pending tariff renegotiation with the Argentine government; and

•	uncertainty regarding our ability to obtain the required authorization of the central bank of Argentina to transfer funds abroad to pay our foreign creditors.

On May 6, 2003, the Central Bank lifted the restrictions on the transfer of funds abroad. Accordingly, the uncertainty related to such matter no longer applies.

Our financial results have been impacted by drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help you understand the information contained in this discussion with results from previous or future periods.

In particular, it may be difficult to discern trends from our historical financial statements or in future periods due to the following factors:

•	the volatility of the exchange rate; and

•	the reintroduction of inflation accounting and its subsequent suspension.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002 and the first quarter of 2003, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, we continue to operate in a very difficult and volatile environment. Even though we took the measures to mitigate the effects of the changes to our business, the future for our company remains highly uncertain.

A.    Operating Results.

Statistical Data

The following table provides basic information relating to the development of our domestic telephone system.

	As of March 31,
	2003	2002
Lines installed	4,890,481	4,884,052
Lines in service	4,413,506	4,546,068
Lines in service per 100 inhabitants (Southern Region)	23.7	24.4
Lines in service per employee	501.1	482.7
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	100,876	114,148

Comparison of Results of Operations for the Three-Month Periods Ended March 31, 2003 and 2002.

General Considerations

All references made below to 2003 and 2002 are to our three-month periods ended March 31, 2003 and 2002. The following discussion is based on the amounts included in our unaudited consolidated financial statements for the three-month periods ended March 31, 2003 and 2002 restated to constant pesos as of February 28, 2003 as required by Argentine GAAP.

Net Revenues

Net revenues decreased by 46.6% to Ps.611 million in 2003 from Ps.1,145 million in 2002. The decrease in net revenue was principally due to the drop of approximately 45.8% in prices measured in real terms as a consequence of the highly inflationary context in Argentina and the pesification and freezing of our tariffs.

Operating revenues presented by category of services are derived from our accounting records, certain reports from our billing systems and certain estimates made by our management. This breakdown is not included in our Consolidated Annual Financial Statements.

The following table shows operating revenues by category of services.

	Three-Month Periods Ended March 31,
	2003		2002
	(in millions of constant pesos as of Febuary 28, 2003)
Basic telephone service
Measured service	183	30.0%	345	30.1%
Monthly basic charges(1)	158	25.9%	311	27.2%
Special services	84	13.7%	144	12.6%
Installation charges	6	1.0%	19	1.7%
Public phones	49	8.0%	87	7.6%
Access charges	40	6.5%	101	8.8%
International long-distance service	29	4.7%	34	3.0%
Telephone equipment	2	0.3%	11	1.0%
Publishing of telephone directories	—	—	16	1.4%
Other	60	9.8%	77	6.7%

Total	611	100%	1,145	100%

(1)	Includes monthly basic charges and charges for supplemental services.

Basic Telephone Service

Measured Service

Measured service includes revenues that we collect from local and domestic long-distance calls made by our customers to our other customers over our network. Measured service also includes revenues that we collect from local and long-distance calls made by our customers to customers of other operators that are routed over our network as well as through other operators’ networks. In the case of the latter, we bill and collect payments from our customers for the call, which we recognize as revenues, but pay other operators for the cost of using their networks. See below “—Cost of Services Provided, Administrative Expenses and Selling Expenses” and “—Fees and Payments for Services”.

Measured service decreased by 47% to Ps.183 million in 2003 from Ps.345 million in 2002. The decrease was due principally to: (1) a decrease in rates measured in real terms by approximately 46% as a result of the pesification and freezing of the tariffs at a rate per telephone pulse of Ps.0.0469 in a highly inflationary environment, partially offset by an average decrease in commercial and low consumption discounts in 2003 compared to 2002; and (2) a decrease in the average number of billable lines (fixed charge lines) due to an approximately 4.3% net decrease in the number of local and domestic long-distance lines (which includes increases and decreases of long-distance lines as a result of the implementation of the presubscription process) which resulted in gains from and losses to our competitors.

Monthly Basic Charges

Monthly basic charges, which include the monthly basic charges of measured service lines and prepaid lines, decreased by 49.2% to Ps.158 million in 2003 from Ps.311 million in 2002. The decrease was mainly due to a rate reduction in real terms of close to 46% as a result of the effect of the pesification and freezing of the tariffs in a highly inflationary environment, partially offset by a reduction in discounts granted to customers. In addition, there were increases in the number of customers who were disconnected in 2003, mainly for non-payment.

Special Services

Special services include:

•	supplementary services (for example, call waiting and call forwarding) provided through digital switches and telephones;

•	special services for companies (for example, digital links between customers and digital trunk access);

•	internet access including ADSL;

•	other services such as calling cards, toll-free calling, voice messaging and collect calling; and

•	beginning in the 2001 fiscal year, prepaid cards.

Special services decreased by 41.7% to Ps.84 million in 2003 from Ps.144 million in 2002. The changes were principally due to a drop in prices in real terms that have affected the digital trunk access, collect call charges, prepaid cards and internet access and traffic services. Rates paid by customers for most of these services were pesified as a result of the Public Emergency Law, but as they are not regulated tariffs, they were not frozen. Internet access and traffic decreased approximately 41%. Furthermore, during 2003 there was an increase of 33% in consumption from the sale of prepaid cards that did not fully compensate for the rate reduction in real terms.

Installation Charges

Revenues from installation charges, which consist primarily of fees for installation of new phone lines, decreased by 68.4% to Ps.6 million in 2003 from Ps.19 million in 2002. The change was principally due to a decrease in prices in real terms considering the pesification and freezing of the tariffs.

Public Phones

Revenues for public phones decreased by 43.7% to Ps.49 million in 2003 from Ps.87 million in 2002. The decrease was mainly due to: (1) a drop in prices in real terms; (2) a reduction of 23.4% in the number of semi-public lines installed; and (3) a decrease by 9.4% and 25% in public telephones installed and traffic, respectively.

Access Charges

Access charges decreased by 60.4% to Ps.40 million in 2003 from Ps.101 million in 2002. This variation was mainly due to a decrease in rates in real terms as a result of inflation, the price cap and the pesification of these charges and a decrease in the consumption of interconnection services by cellular telephone and long-distance operators.

International Long-Distance Service

Our amount of operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, charges to the other Argentine telecommunications providers that place international calls through our international network, and the agreed rates charged among foreign telecommunications carriers and correspondents. Payments between carriers are usually made on a net settlement basis.

International long-distance service revenues decreased 14.7% to Ps.29 million in 2003 from Ps.34 million in 2002. These revenues include the gross revenues charged to our customers net of the cost of termination charges since we account for them on a net settlement basis. This change was mainly due to a reduction of rates in real terms of approximately 26.9%, partially offset by a decrease in discounts granted. The impact of the pesification and freezing of our tariffs and the devaluation of the peso raised the cost in pesos of termination charges to foreign carriers, which are in U.S. dollars and the pesification has precluded us from fully recovering this from our customers. Likewise, there was a reduction in incoming and outgoing traffic with other international operators of approximately 23% and 33%, respectively.

Telephone Equipment

Telephone equipment revenues decreased by 81.8% to Ps.2 million in 2003 from Ps.11 million in 2002. This change was due to a significant reduction of sales and sale prices in real terms. As a result of the ongoing recession we have de-emphasized this market segment.

Publishing of Telephone Directories/Yellow Pages

Publishing of telephone directories, which we conduct through our wholly owned subsidiary, Telinver, decreased by 100% from Ps.16 million in 2002. No telephone directories were distributed during the course of 2003 as a result of changes in the distribution schedule by changing the publishing date of the directories to a subsequent quarter.

Other Revenues

Other revenues decreased to Ps.60 million in 2003 from Ps.77 million in 2002, which represents a decrease of 22.1%. This variation was mainly due to a reduction in revenues from direct lines of Ps.3 million as a result of lower rates in real terms, a decrease in sales of other telephone equipment of approximately 20% and a decrease of services to related companies of Ps.24 million.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 35.2% to Ps.615 million in 2003 from Ps.949 million in 2002. Costs of services provided, administrative and selling expenses, excluding depreciation and amortization of Ps.323 million and Ps.322 million in 2003 and 2002, respectively, amounted to Ps.292 million in 2003 and Ps.627 million in 2002, representing a decrease of 53.4%. In 2002 and 2003, we made a concerted effort to reduce our expenses in line with our reduced revenues.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2003 and 2002, net of intercompany transactions. The amounts have been restated in constant pesos as of February 28, 2003.

	Three-Month Period Ended March 31, 2003		Three-Month Period Ended March 31, 2002
	(in millions of constant pesos as of February 28, 2003)
Salaries and social security taxes	84	13.7%	157	16.5%
Depreciation and amortization(1)	323	52.5%	322	33.9%
Fees and payments for services	108	17.6%	190	20.0%
Material consumption and other	13	2.1%	25	2.6%
Management fee	31	5.0%	48	5.1%
Allowance for doubtful accounts	12	2.0%	112	11.8%
Sales costs(2)	1	0.2%	12	1.3%
Other	43	7.0%	83	8.7%

Total	615	100%	949	100%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Figures do not include Ps2 million and Ps. 4 million of operating expenses in 2003 and 2002 corresponding to costs relating to publishing of directories.

Salaries and Social Security Taxes

Salaries and social security taxes decreased by 46.5% to Ps.84 million in 2003 from Ps.157 million in 2002. The variation was mainly due to, excluding our subsidiary, a personnel reduction from 9,418 in 2002 to 8,808 in 2003.

The principal components of labor costs were basic wages, overtime and fringe benefits. We also incurred certain other related costs, including contributions made to the national pension plan, health plans, family allowances and additional pension contributions and life insurance premiums for employees covered by collective bargaining agreements. Most of these contributions are mandated by law.

Depreciation and Amortization

Total depreciation and amortization (excluding the portion corresponding to financial expenses) increased slightly to Ps.323 million in 2003 from Ps.322 million in 2002. There was no material change in depreciation and amortization in real terms because of the effect of the restatement of our assets for inflation. The change was principally due to the completion of works in progress after March 31, 2002, the depreciation of which started as of such date, which was almost fully offset by the effect of assets that are no longer depreciated because they have reached the end of their useful life.

Fees and Payments for Services

Fees and payments for services decreased by 43.2% to Ps.108 million in 2003 from Ps.190 million in 2002. The variation was primarily attributable to a reduction in service costs in real terms and a decrease in the use of these services due to Argentina’s economic crisis. We experienced:

•	declines in advisory and consulting expenses of Ps.5 million, services related to information systems of Ps.9 million, sales commissions of Ps.6 million and temporary personnel costs of Ps.5 million;

•	decreases in interconnection charges with other operators by Ps.26 million due to a decrease of consumption and rates (in real terms)

•	decreases in expenses related to the directories publishing business by Ps.2 million due to directories distribution;

•	decreases in expenses related to building renovation incurred during 2002 by Ps.1 million and other network maintenance costs by Ps.17 million;

•	decreases in advertising expenses by Ps.3 million mainly related to the completion of certain advertising campaigns carried out mainly in 2002; and

•	decreases in traveling, safety and communications expenses by Ps.4 million.

Material Consumption and Other

Material consumption and other decreased Ps.25 million to Ps.13 million in 2003. This decrease from 2002 is primarily the result of lower consumption of certain materials resulting from the decrease in business activity and a decrease in real prices.

Management Fee

The decrease in the management fee of 35.4% to Ps.31 million in 2003 from Ps.48 million in 2002 was mainly due to the decrease in real terms in operating income before amortization and depreciation (of Ps.322 million and Ps. 322 million in 2002), of Ps.319 million from Ps.518 million in 2002.

Allowance for Doubtful Accounts

The charge to the allowance for doubtful accounts decreased 89.3% to Ps.12 million in 2003 from Ps.112 million in 2002. The charge in 2003 was 2% in terms of allowance for doubtful accounts over net revenues, equivalent to a 80% decrease compared to 2002. This decrease is primarily due to our decision in 2002 to reassess the recoverability of our receivables from Argentine government agencies generated by debtors in arrears and the new recoverability plans designed by us in late 2002. This decrease was also due to different plans designed to manage overdue balances and collections.

Sales Costs

Sales costs primarily related to equipment sold decreased by 92% to Ps.1 million in 2003 from Ps.12 million in 2002. The decreased cost of sales resulted mainly from a discontinuation of computer and electronic equipment sales, which was not offset by increases in accessories or other equipment sales.

Other

The charge to income of other operating costs decreased by 48.2% to Ps.43 million in 2003 from Ps.83 million in 2002. The variation was mainly due to the decrease in costs in real terms, and particularly in: (1) taxes by Ps.6 million; (2) transportation costs by Ps.3 million; (3) other personnel expenses by Ps.2 million; (4) commissions by Ps.4 million; and (5) leases by Ps.21 million.

Other Expenses, Net

Other expenses, net decreased to Ps.22 million in 2003 from Ps.30 million in 2002 is mainly due to a decrease in charges in real terms. Most of the variation is due to a reduction in the charges for contingencies of Ps.10 million that was partially offset by a Ps.5 million increase in employee termination charges.

Financial Gains and Losses

Consolidated gross capitalized interest totaled Ps.1 million in 2003 and Ps.7 million in 2002. In 2003 and 2002, net financial gains and losses on assets amounted to a gain of Ps.591 and a loss of Ps.3,850 million, respectively, representing a reduction in such charges of Ps.4,441 million. The variation was mainly due to the impact of the revaluation of the peso on the net monetary position in foreign currency, which, net of the result from the monetary gain/loss, amounted to a gain of Ps.708 million in 2003. In addition, interest charges decreased by Ps.88 million, to a loss of Ps.119 million in 2003 from a loss of Ps.207 million in 2002. In the first quarter of 2003 the peso-US dollar exchange rate changed from Ps. 3.37 per US dollar on December 31, 2002 to Ps.2.98 per US dollar on March 31, 2003, while during the first quarter of 2002 the exchange rate increased from Ps.1.00 to Ps.2.85 per US dollar.

(Loss)/Income Before Income Tax

(Loss)/income before income tax decreased to an income of Ps.564 million in 2003 compared to a loss of Ps.3,681 million in 2002. The decrease was mainly due to the fluctuations of the exchange rate in different directions during the two respective periods.

Income Tax

The charge to income of Ps.51 million in 2002 corresponds to the reversal of net deferred taxable liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effect of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see Note 2.4.i. to the financial statements).

Net income/loss

Net income increased from a loss of Ps.3,630 million in 2002 to a gain of Ps. 564 million in 2003.

Taxes

For a discussion of Argentine taxes applicable to us, our shareholders and our noteholders, see the discussion in Item 5 of our Annual Report on Form 20-F for our fiscal year ended December 31, 2002.

B.    Liquidity and Capital Resources

Sources of Funds

Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines. Since the beginning of the Argentine crisis in December 2001 we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. As a result, we have relied on cash flow from operations and the willingness of our creditors, including our affiliates, to roll over our short-term debt and to grant us waivers from covenant defaults. We exchanged most of our notes due in 2002 for notes due 2006, which may be redeemed by the holders in 2004 under certain conditions.

In light of recent macroeconomic developments in Argentina, and the negative impact that such macroeconomic events had on our financial condition, we are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available in amounts sufficient to enable us to meet our debt obligations. In addition, as a result of the devaluation of the peso and the pesification of our tariffs at a rate of Ps.1.00 per U.S.$1.00, our internally generated funds alone are not sufficient to meet our short-term debt obligations. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short-term and further harm our ability to meet our current and future debt obligations.

In 2003 and 2004, we have significant liabilities coming due that need to be refinanced. In addition, Argentina has been operating under exchange controls, although to date these restrictions have been lifted, such restrictions in the future could adversely affect our ability to pay our liabilities. Also, a further decline in the peso/U.S. dollar exchange rate would have a significant negative impact on the amount of cash we would have available and our ability to service our dollar-denominated liabilities.

Cash Provided by Operating Activities.    Cash flow from operations was Ps.342 million and Ps. 530 million in the three-month periods ended March 31, 2003 and 2002, respectively. Cash flow from operations declined in 2003 compared to 2002 as a direct result of the decrease of our revenues in real terms. We instituted strong operating working capital and cost controls when the crisis hit Argentina.

Cash Flows Used in Investing Activities.    In the three-month period ended March 31, 2003, we made capital expenditures of Ps.16 million compared to Ps.105 million during the same period in 2002. All amounts are net of amounts financed by trade, bank and financial payables. We have decreased substantially our capital expenditures since 2002 compared to historical levels as a response to the economic crisis in Argentina whereby we focused on conserving cash resources in the face of severe liquidity constraints. As a result we reduced capital expenses rapidly and invested only in those projects that generate cash flow in the near term and those that were deemed to be high priority.

Cash Flows Used in Financing Activities.    In the three-month period ended March 31, 2003, cash used in continuing financing activities was Ps.201 million, of which Ps.112 million represented a net decrease in bank and financial liabilities. Our outstanding foreign currency indebtedness was reduced from an equivalent of U.S.$1,842 million at the beginning of 2003 to U.S.$1,819 million at the end of the period ended March 31, 2003. In addition, we paid no dividends in 2003 and have received no new financing in 2003.

Investments in Fixed Assets and Capital Expenditures

The following table contains a breakdown of our capital expenditures.

	Three-Month Period Ended March 31, 2003	Three-Month Period Ended March 31, 2002(1)
	(in millions of constant pesos as of February 28, 2003)(2)
Land, buildings and equipment	—	1
Transmission and switching equipment	6	59
External plant	1	1
Telephone equipment	3	9
Materials	6	7
Other	—	31

Total	16	108	(3)

(1)	Net of Ps.1,250 million of capitalized exchange difference.
(2)	Allocation of construction in process and prepayments to vendors to each line item have been estimated.
(3)	Includes Ps.3 million financed by bank and financial payables.

As of March 31, 2003, fixed assets relating to our telecommunications business amounted to Ps.8,148 million and these fixed assets were valued by calculating their recoverable value using our best estimate of future cash flows from our telecommunications business, considering current information and future telephone service rates estimates. However, owing to the uncertainty regarding the evolution of regulatory tariffs to be derived from the pending negotiation with the Argentine government, whether the book value of fixed assets as of March 31, 2003 in the amount of Ps.8,148 million is fully recoverable will depend on the effect that the outcome of these negotiations may have on our operations and cash flows. Future capital expenditures are expected to be financed out of operating cash flow.

We plan to continue those projects that are required to maintain the quality of our services, generate cash flow in the near term and those that we deemed to be high priority.

Debt

As of March 31, 2003, our short-term indebtedness consisted of the following:

•	Approximately U.S.$869 million of short-term debt owed to Telefónica Internacional. Substantially all of our debt to Telefónica Internacional is currently rolled over on a monthly basis, subject to Telefónica Internacional’s right to immediately accelerate such indebtedness under certain circumstances. Telefónica Internacional has advised us in writing that it has waived these acceleration conditions until September 20, 2003 and will not accelerate our debt as a result of the effects of the Public Emergency Law. Notwithstanding this waiver, Telefónica Internacional is under no obligation to continue rolling over our debt when it becomes due. If it were to stop rolling over such debt, we would not have the ability to repay, refinance or renegotiate this short-term indebtedness.

Our debt to Telefónica Internacional is unsecured and unsubordinated and, in an Argentine bankruptcy proceeding, would be treated as part of the same class of debt as all of our other unsecured and unsubordinated debt obligations to unaffiliated parties. However, in any bankruptcy proceeding, Telefónica Internacional will not be entitled to vote. As of March 31, 2002, all of our outstanding indebtedness was unsecured and unsubordinated.

•	The equivalent of U.S.$92 million of other short-term indebtedness relating to import financing, long-term financing, local and foreign bank loans, credit balances with banks and accrued interest on our outstanding notes.

As of March 31, 2002 our long-term debt consisted of the following:

•	U.S.$300 million of our existing 2004 notes maturing in November 2004,

•	U.S.$71.4 million of our 9 7/8% Notes due 2006 with respect to which we will be required to make an offer to purchase in July 2004 at 100% of their principal amount, plus accrued and unpaid interest if, as of July 1, 2004, the outstanding principal amount of our existing 2004 notes, including any refinancing or renegotiation of those notes with indebtedness having a maturity date prior to July 1, 2006, exceeds U.S.$90 million,

•	U.S.$368.5 million of our existing 2008 notes maturing on May 7, 2008, and

•	The equivalent of U.S.$119 million of other long-term indebtedness related to import financing, long-term financing and local and foreign bank loans.

See Notes 13 and 14 of our financial statements.

Related Party Indebtedness

As of March 31, 2003, Telinver and we owed approximately Ps.2,589 million (U.S.$869 million) to Telefónica Internacional.

During 2002 and 2003, most of our debt with related parties has been rolled over on a monthly basis and bear an average of approximately 9.5% interest rate. These agreements established the usual commitments for these kinds of transactions, including (1) that such debt will be pari passu with all of our other debt; (2) clauses that establish that the creditor may accelerate the debt if there are changes in our equity, economic and financial situation that, due to their adverse nature, may affect our capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit our capacity to repay our debts; (3) that give this creditor the benefit of any financial covenant we have with any other creditor; (4) that allows the creditor to make assignments; and (5) acceleration clauses that would be triggered in the event of certain court or out-of-court proceedings being initiated against us or any of our material subsidiaries which may result in an attachment or auction of assets exceeding a certain percentage of our shareholders’ equity or that of our material subsidiary.

Telefónica Internacional has advised us in writing that, until September 20, 2003, it waives certain covenant defaults subject to certain conditions and that until that date it will not accelerate our loans on the basis of the effects of the Public Emergency Law. This waiver does not constitute a roll over through the date of the waiver.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/s/ PABLO LLAURÓ

Name: Pablo Llauró
Title: Assistant General Counsel

Date: May 22, 2003